UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

Smart Pay Acquisition

On October 2, 2025, Rezolve AI plc (the "Company") entered into an asset purchase agreement (the "Asset Purchase Agreement") with SmartPay Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“SmartPay”) and Rocelo Lopes, the founder and beneficial owner of all the equity interests in SmartPay, pursuant to which Rezolve agreed to purchase and SmartPay agreed to sell, certain material assets of SmartPay (the "SmartPay Asset Acquisition").

On October 7, 2025, the Company, SmartPay and Mr. Lopes closed the SmartPay Asset Acquisition. As consideration for the SmartPay Asset Acquisition, the Company paid USDT1,900,000 and issued 356,629 ordinary shares, £0.0001 nominal value ("Ordinary Shares"), of the Company to SmartPay. SmartPay is also entitled to receive, upon satisfaction of certain conditions as described in the SmartPay Asset Purchase Agreement, an aggregate of up to USDT4,000,000 and the equivalent of up to an aggregate of USDT8,000,000 in Ordinary Shares.

The description of the SmartPay Asset Purchase Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is furnished as exhibit 10.1 to this Report on Form 6-K and is incorporated by reference herein.

On October 7, 2025, the Company issued a press release announcing the closing of the SmartPay Asset Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Subsquid Acquisition

On October 8, 2025, the Company entered into a share purchase agreement (the "Share Purchase Agreement") with Marcel Fohrmann (the "Subsquid Seller"), the beneficial owner of all of the equity interests in Subsquid Labs GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Switzerland with registered number CHE-240.458.636 ("Subsquid"), pusuant to which the Company agreed to purchase and the Subsquid Seller agreed to sell, the entire issued and to be issued share capital of Subsquib (the "Subsquid Acquisition").

On October 9, 2025, the Company and the Subsquid Seller closed the Subsquid Acquisition. As consideration for the Subsquid Acquisition, the Company paid $3,560,000 and will issue approximately 231,482 Ordinary Shares to the Subsquid Seller. The Subsquid Seller is also entitled to receive (i) as soon as reasonably practicable after the closing, the equivalent of $1,500,000 in Ordinary Shares; (ii) on the first anniversary of the closing, the equivalent of $1,750,000 in Ordinary Shares; (iii) on the second anniversary of the closing, the equivalent of $1,750,000 in Ordinary Shares, subject to certain conditions as described in the Share Purchase Agreement. After the closing, the Company has agreed to contribute to the Subsquid Seller for working capital (i) $5,000,000 within 45 days after the closing; and (ii) $15,000,000 within 24 months after the closing. The Company has also committed to purchase (i) the equivalent of $10,000,000 in SQD Tokens within 14 days after the closing and (ii) an amount of SQD tokens equal to 1% of the Company's annual revenues until December 31, 2027. As of the close of the transaction, Subsquid has approximately $6,000,000 of assets and 178 million SQD tokens, which were acquired by the Company in connection with the Subsquid Acquisition.

The description of the Share Purchase Agreement is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is furnished as exhibit 10.2 to this Report on Form 6-K and is incorporated by reference herein.

On October 9, 2025, the Company issued a press release announcing the closing of the Subsquid Acquisition. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

The information included in this Report on Form 6-K (including Exhibits 10.1 and 10.2) is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-290523 and File No. 333-290639) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
10.1	Asset Purchase Agreement, dated October 2, 2025, by and among Rezolve AI plc, SmartPay Digital Services Limitada and Rocelo Lopes.
10.2	Share Purchase Agreement, dated October 9, 2025, by and between Rezolve AI plc and Marcel Fohrmann.
99.1	Press Release, dated October 7, 2025.
99.2	Press Release, dated October 9, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 10, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman